# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KE Holdings Inc., CIK 0001809587
CUSIP: 482497104
Title of class of securities: Class A Ordinary Shares, par value US$0.00002 per share
Address of issuer's principal executive offices: ORIENTAL ELECTRONIC TECHNOLOGY BUILDING, NO. 2 CHUANGYE ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100086
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001193125-20-227782
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), HKG, 852 3148 5100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 335,155,345; shared voting power 0; sole dispositive power 335,155,345; shared dispositive power 0; aggregate amount beneficially owned 335,155,345 (9.6% of the class)
- Tencent Mobility Ltd (CIK 0001970157): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 245,499,801; shared voting power 0; sole dispositive power 245,499,801; shared dispositive power 0; aggregate amount beneficially owned 245,499,801 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.00002 per share
Name of issuer: KE Holdings Inc.
Address of issuer's principal executive offices: ORIENTAL ELECTRONIC TECHNOLOGY BUILDING, NO. 2 CHUANGYE ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100086
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 16, 2022 (as amended to date, the "Schedule 13D"), relating to the Class A ordinary shares, par value US$0.00002 per share (the "Class A Ordinary Shares"), and American depositary shares, each representing three Class A Ordinary Shares ("ADSs"), of KE Holdings Inc., a limited liability company organized and existing under the laws of the Cayman Islands (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Schedule A (attached as Exhibit 99.A) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached in Exhibit 99.A as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Criminal convictions in the last five years: Please see Item 2(a) above.
Civil proceedings (securities laws) in the last five years: Please see Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule D is hereby amended and supplemented by adding the following before the sub-title named "General" in this Item:

On December 19, 2024, Parallel Galaxy Investment Limited effected a distribution of an aggregate of 26,315,790 ADSs representing 78,947,370 Class A Ordinary Shares of the Issuer to its limited partners on a pro rata basis for no consideration. One of its limited partners and an affiliate of Tencent, TPP Opportunity I Holding B Limited ("TPP I SPV"), received 8,771,930 ADSs representing 26,315,790 Class A Ordinary Shares upon the completion of such distribution-in-kind. On December 19, 2024, TPP I SPV further distributed an aggregate of its 4,385,965 ADSs representing 13,157,895 Class A Ordinary Shares of the Issuer received as part of the distribution to its partners on a pro rata basis for no consideration. One of its partners and an affiliate of Tencent, TPP Opportunity GP I, Ltd. ("TPP I GP"), received 172,065 ADSs representing 516,195 Class A Ordinary Shares upon the completion of such distribution-in-kind. Upon the completion of aforesaid distributions, TPP Fund I SPV held an aggregate of 4,385,965 ADSs, representing 13,157,895 Class A Ordinary Shares of the Issuer.

On December 19, 2024, Parallel Stellar Investment Limited ("Parallel Stellar") effected a distribution of an aggregate of 33,625,443 Class A Ordinary Shares of the Issuer to its limited partners on a pro rata basis for no consideration. One of its limited partners and an affiliate of Tencent, TPP Fund II Holding B Limited ("TPP II SPV"), received 23,211,957 Class A Ordinary Shares, upon the completion of the distribution-in-kind. Upon the completion of the aforesaid distribution, Parallel Stellar held an aggregate of 2 Class A Ordinary Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) - (b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference. As of the date hereof:

Tencent Mobility may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 245,499,801 Class A Ordinary Shares held of record by Tencent Mobility, representing 7.1% of the total issued and outstanding Class A Ordinary Shares; and

Tencent is the parent company of Tencent Mobility. In addition, Parallel Stellar, TPP I SPV, TPP I GP, TPP II SPV, Morespark and Sunshine Peak are beneficially owned and controlled by Tencent. Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 2 Class A Ordinary Shares held of record by Parallel Stellar, 13,157,895 Class A Ordinary Shares represented by 4,385,965 ADSs held of record by TPP I SPV, 516,195 Class A Ordinary Shares represented by 172,065 ADSs held of record by TPP I GP, 23,211,957 Class A Ordinary Shares held of record by TPP II SPV, 49,169,495 Class A Ordinary Shares held of record by Morespark and 3,600,000 Class A Ordinary Shares represented by 1,200,000 ADSs held of record by Sunshine Peak. As such, Tencent may deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of an aggregate of 335,155,345 Class A Ordinary Shares held of record by Tencent Mobility, Parallel Stellar, TPP I SPV, TPP I GP, TPP II SPV, Morespark and Sunshine Peak, representing 9.6% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentage above is calculated based on 3,479,616,986 Class A ordinary shares of the Issuer issued and outstanding as of December 12, 2024, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission (the "SEC") by the Issuer on December 16, 2024.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.A: Schedule A

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (12/20/2024)
- Tencent Mobility Ltd: /s/ Ma Huateng, Ma Huateng, Director (12/20/2024)